UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC.
1235 Water Street
East Greenville, PA 18041

Knoll Retirement Savings Plan
Financial Statements and Supplementary Schedule
Years ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator
Knoll Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Knoll Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 28, 2016

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator
Knoll Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Knoll Retirement Savings Plan (the "Plan") as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 29, 2015

Knoll Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value	$259,186,739	$273,276,630
Notes receivable from participants	4,699,293	5,094,058
Employer contribution receivable	2,851,565	409,444
Total assets	266,737,597	278,780,132
Liabilities:	—	—
Net assets reflecting investments at fair value	266,737,597	278,780,132
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(239,916)	(162,712)
Net assets available for benefits	$266,497,681	$278,617,420

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2015	2014
Investment (loss) income
Interest and dividends	$10,886,059	$11,264,880
Net (depreciation) appreciation in fair value of investments	(11,676,639)	5,429,513
Total investment (loss) income	(790,580)	16,694,393
Interest income on notes receivable from participants	250,319	270,048
Contributions
Participants	9,272,907	8,976,519
Rollovers	861,462	501,826
Employer	4,673,640	2,282,805
Total contributions	14,808,009	11,761,150
Benefits paid to participants	(26,293,818)	(22,954,094)
Administrative expenses	(93,669)	(43,130)
Net (decrease) increase	(12,119,739)	5,728,367
Net assets available for benefits:
Beginning of year	278,617,420	272,889,053
End of year	$266,497,681	$278,617,420

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.   Description of Plan
The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plan's Administration Committee.
General
The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer). All employees are eligible at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service (IRS) limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.
The Company matches 50% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees, and no longer participate in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation.
The Company also, at its discretion, makes an annual profit sharing contribution based on the Company’s financial performance. The amount of the contribution, if made, is equal to a percentage of the participant’s compensation, but in no event will exceed 3% of compensation. To receive a profit sharing contribution, participants must be actively employed at the end of the plan year and no longer accruing additional benefits under any of the Company’s pension plans. There were $2,856,774 discretionary contributions recognized in 2015. There were no discretionary contributions made in 2014.
In addition, the Company also makes transitionary contributions to former pension plan participants, calculated based on age and completed years of service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s fixed match, discretionary profit sharing, and transitionary contributions (when applicable), and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Forfeited balances of terminated participants’ nonvested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.
Notes Receivable from Participants
Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions. Interest rates ranged from 5.25% to 10.25% at December 31, 2015.
Administrative Costs
The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $93,669 and $43,130 for the years ended December 31, 2015 and 2014 respectively, are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Forfeited Accounts
As of December 31, 2015 and 2014 forfeited employer matching non-vested accounts amounted to $48,490 and $187,994 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching contributions. During the years ended December 31, 2015 and 2014, forfeitures applied against administrative expenses amounted to $72,776 and $25,163 respectively. Forfeitures applied against employer matching contributions during the years ended December 31, 2015 and 2014 amounted to $181,932 and $48,820, respectively.
Payment of Benefits
On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.   Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the appropriate accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation
The Plan's investments are composed of the following:
Mutual funds and equity securities: The Plan’s investments in mutual funds and equity securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Common collective trust: The Plan holds units of a common collective trust that has investments in fully benefit-responsive investment contracts. These investment contracts are required to be reported at fair value. Fair value for investment contracts is based upon the fair value of the underlying assets, including insurance contracts and wraps. However, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts in defined contribution plans. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. See Note 5 for a discussion of the investment in the common collective trust.
Investment Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest rates for outstanding notes receivable ranged from 5.25% to 10.25% as of December 31, 2015. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.
Loan origination fees are included in gross loan withdrawals. Origination fees totaled $7,300 and $7,150 for the years ended December 31, 2015 and 2014, respectively.
Payment of Benefits
Benefit payments to participants are recorded when paid.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU supersedes the fair value disclosure requirements in Accounting Standards Codification 820, Fair Value Measurement. The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The guidance requires the amendment to be applied retrospectively to all periods presented with the option to early adopt. The Plan has elected to not early adopt the standard and is currently evaluating the impact of the amended guidance on the financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Plan has elected to not early adopt the provisions of Part I and II of this new standard and is currently evaluating the impact of this guidance on the financial statements. Part III is not applicable to this Plan.
3.   Investments
During 2015 and 2014, the Plan’s investments (depreciated) appreciated in fair value (including gains and losses on investments bought, sold, as well as held during the year) as follows:

	Year ended December 31,
	2015	2014
Mutual funds	$(11,363,447)	$5,057,854
Knoll Common Stock Fund	(313,192)	371,659
	$(11,676,639)	$5,429,513

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2015	2014
Income Plus Fund H*	$55,480,107	$58,825,899
Vanguard Windsor II Fund Inv	45,670,338	51,092,420
American Funds Growth Fund Am	28,741,464	28,256,017
Balanced Index Fund Adm	25,997,613	27,017,808
500 Index Fund Adm	16,623,919	17,718,107
American Funds Euro Pacific R-4	13,748,913	14,150,703
* Amounts represent contract value. As of December 31, 2015 and 2014, fair value is $55,720,023 and $58,988,611, respectively.
4.   Fair Value Measurements
The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2015 and 2014.
Knoll Common Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the closing price reported on the active market on which the individual funds are traded.
Common collective trust: Valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust. The stable value fund included in the trust is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The fund’s investment objective is to preserve invested principal while providing a competitive current rate of return. The underlying investments of the fund consist primarily of guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. The fund is not subject to any withdrawal restrictions and distributions may be taken at any time.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,485,247	$—	$—	$2,485,247
Mutual funds
Fixed income fund	12,612,488	—	—	12,612,488
Balanced funds	36,958,960	—	—	36,958,960
Growth funds	96,611,559	—	—	96,611,559
Index funds	54,798,462	—	—	54,798,462
Common collective trust Income plus fund H	—	55,720,023	—	55,720,023
Total assets at fair value	$203,466,716	$55,720,023	$—	$259,186,739

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,809,588	$—	$—	$2,809,588
Mutual funds
Fixed income fund	13,385,696	—	—	13,385,696
Balanced funds	37,385,148	—	—	37,385,148
Growth funds	102,709,010	—	—	102,709,010
Index funds	57,998,577	—	—	57,998,577
Common collective trust Income plus fund H	—	58,988,611	—	58,988,611
Total assets at fair value	$214,288,019	$58,988,611	$—	$273,276,630
5. Investment in the Common Collective Trust
In 2015 and 2014, the Plan invested in the Income Plus Fund H (the “Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust”). The Fund’s investment objective is to preserve invested principal while providing a competitive current rate of return. The Fund is invested and reinvested primarily in GICs, money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs.
6.   Related Party Transactions
At December 31, 2015 and 2014, the Plan held investments totaling $2,485,247 and $2,809,588 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $65,056 and $64,487 for the years ended December 31, 2015 and 2014, respectively. Total shares at December 31, 2015 and 2014 equaled 132,194 and 132,715, respectively.
Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan. Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.
Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

7.   Income Tax Status
The Plan has been operating under a determination letter from the IRS dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
8.   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4(i)—
Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

***	Income Plus Fund H	Common collective trust	**	$55,480,107
*	Vanguard Windsor II Fund Inv	Mutual Fund	**	45,670,338
	American Funds Growth Fund Am	Mutual Fund	**	28,741,464
	Balanced Index Fund Adm	Mutual Fund	**	25,997,613
	500 Index Fund Adm	Mutual Fund	**	16,623,918
	American Funds EuroPacific R-4	Mutual Fund	**	13,748,913
	PIMCO Total Return Fd, Admin	Mutual Fund	**	12,612,488
*	Vanguard Extend Mkt Index Adm	Mutual Fund	**	12,176,930
*	Vanguard Explorer Fund Inv	Mutual Fund	**	8,450,844
*	Vanguard Tgt Retirement 2020	Mutual Fund	**	7,929,145
*	Vanguard Tgt Retirement 2025	Mutual Fund	**	6,775,519
*	Vanguard Tgt Retirement 2015	Mutual Fund	**	5,606,888
*	Vanguard Tgt Retirement 2030	Mutual Fund	**	4,124,356
*	Vanguard Tgt Retirement 2035	Mutual Fund	**	3,680,134
*	Vanguard Target Retirement Inc	Mutual Fund	**	3,293,347
*	Knoll Common Stk	Company Stock Fund	**	2,485,247
*	Vanguard Tgt Retirement 2040	Mutual Fund	**	1,685,583
*	Vanguard Tgt Retirement 2045	Mutual Fund	**	1,556,768
*	Vanguard Tgt Retirement 2010	Mutual Fund	**	1,176,098
*	Vanguard Tgt Retirement 2050	Mutual Fund	**	705,709
*	Vanguard Tgt Retirement 2055	Mutual Fund	**	321,091
*	Vanguard Tgt Retirement 2060	Mutual Fund	**	104,323
*	Loan Fund	Interest Rates ranging from 5.25% - 10.25%	$0	4,699,293
				$263,646,116

*               Party-in-interest to the Plan, as defined by ERISA.
**             Cost is not required for participant-directed investments.
*** Fair value is $55,720,023 at December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Brian J. Reuter

Brian J. Reuter

Authorized Committee Member

Date: June 28, 2016	By:	/s/ Charles Rayfield

Charles Rayfield

Authorized Committee Member